                     [Letterhead of Koor Industries Ltd.

                                                               September 6, 2007

VIA EDGAR AND FACSIMILE

Mr. Daniel L. Gordon Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:   KOOR INDUSTRIES LTD. (FILE NO. 1-09178)
      FORM 20-F FOR THE PERIOD ENDED DECEMBER 31, 2006
      FILED JUNE 14, 2007

Dear Mr. Gordon:

      On behalf of Koor Industries Ltd., a corporation organized under the laws of the State of Israel (the "Company"), set forth below is the Company's response to the comment of the staff (the "Staff") of the Securities and
Exchange Commission (the "Commission") to the above-referenced Form 20-F of the
Company set forth in your letter dated July 18, 2007 .

AUDIT REPORT FOR TREZOR SP. Z.O.O. LTD., PAGE F-168

THE AUDIT REPORT OF YOUR PRINCIPAL AUDITOR AS OF DECEMBER 31, 2006 AND FOR THE
THREE YEARS THEN ENDED, STATES THAT WITH RESPECT TO CERTAIN SUBSIDIARIES AND
AFFILIATES, THEIR AUDIT OPINION IS BASED SOLELY ON THE REPORTS OF THE OTHER
AUDITORS. ONE OF THE OTHER AUDITORS, ELMA-POLAUDIT SP. Z.O.O. IS NOT REGISTERED
WITH THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES). ACCORDING TO
OUR RECORDS, THIS AUDITOR WAS ALSO NOT REGISTERED AT THE DATE OF THEIR OPINION,
FEBRUARY 20, 2006. PLEASE AMEND YOUR FILING TO INCLUDE AN AUDIT REPORT FROM A
REGISTERED FIRM FOR TREZOR SP. Z.O.O. LTD. OR TELL US WHY THIS IS NOT NECESSARY.

      Trezor SP. Z.O.O. Ltd. ("Trezor") is a subsidiary of Koor Trade Ltd.
("Koor Trade"), a former subsidiary of the Company. The auditor's report of the
Company's principal auditor, Somekh Chaikin, a member firm of KPMG
International, includes reliance on the report of the auditor of Koor Trade,
Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global ("Kost-Forer").
The auditor's report of Kost-Forer for Koor Trade as of December 31, 2005 and
for the three years then ended, included reference to certain subsidiaries that were audited by other auditors, one of which was Trezor. Based on such stated
reliance, the auditor's report of ELMA-POLAUDIT SP. Z.O.O was included in the
Company's Form 20-F for the year ended December 31, 2005 and in the Company's
Form 20-F for the year ended December 31, 2006.

      As a result of inquiries made by the Company following its receipt of the
Staff's comment, the Company received information from Kost-Forer that
Kost-Forer relied upon the audit report of ELMA POLAUDIT SP. Z.O.O. despite the fact that ELMA POLAUDIT SP. Z.O.O. was not registered with the Public Company
Accounting Oversight Board ("PCAOB"), based on PCAOB Rule 1001 (p) (ii), paragraph (2). Trezor constituted approximately 0.5% of the assets of Koor Trade as of December 31, 2005 and approximately 0.9% of the revenues of Koor Trade for the year then ended and therefore, Kost-Forer determined that ELMA POLAUDIT SP.
Z.O.O. did not play a substantial role in the preparation of the audit.

      Accordingly, the Company believes it is not necessary to amend its Form
20-F.

      The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any questions regarding the Company's response to the Staff's comment, or require any additional information, please contact the undersigned at 011-972-3-607-5115.

                                    Sincerely,

                                    /s/ Michal Yageel
                                    Ms. Michal Yageel
                                    Corporate Controller

cc:   Raanan Cohen
      Shlomo Heller
            Koor Industries Ltd.

      Yehuda Markovits
            Olshan Grundman Frome Rosenzweig & Wolosky LLP

      Yossi Dangot, Partner
            Kost, Forer Gabbay & Kasierer

      Hila Keren, Partner
            Somekh Chaikin